# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AB Private Lending Fund, CIK 0001982701
CUSIP: 00254B306
Title of class of securities: Class I Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 405 COLORADO STREET, SUITE 1500, AUSTIN, Texas (TX), 78701
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001333986

## Reporting persons
- Equitable Holdings, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 4,400,000; shared voting power 0; sole dispositive power 4,400,000; shared dispositive power 0; aggregate amount beneficially owned 4,400,000 (86.4% of the class)
- AXA EQUITABLE FINANCIAL SERVICES LLC: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 4,400,000; shared voting power 0; sole dispositive power 4,400,000; shared dispositive power 0; aggregate amount beneficially owned 4,400,000 (71.2% of the class)

## Item 1. Issuer
Name of issuer: AB Private Lending Fund
Address of issuer's principal executive offices: 405 COLORADO STREET, SUITE 1500, AUSTIN, TEXAS, 78701.

## Item 2. Person Filing
Name of person filing: This statement on Schedule 13G is being filed jointly by AXA EQUITABLE FINANCIAL SERVICES LLC and Equitable Holdings, Inc. (Holdings), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the Exchange Act), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13G for their Joint Filing Agreement.
Address of principal business office or, if none, residence:
Equitable Holdings, Inc Holdings, a Delaware corporation, has its principal business office at 1345 Avenue of the Americas, New York, New York 10105.

AXA EQUITABLE FINANCIAL SERVICES LLC Equitable Financial Services LLC, a Delaware corporation, is an indirect wholly owned subsidiary of Holdings. Equitable Financial Services principal business office is located at 1345 Avenue of the Americas, New York, New York 10105.

All media outlets, please contact Erik Bass (212-314-2476) with any questions.
Citizenship:
Equitable Holdings
Delaware

AXA EQUITABLE FINANCIAL SERVICES LLC
Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 4,400,000 shares acquired solely for investment purposes on behalf of client discretionary investment advisory accounts.*
Percent of class: 71.2% based upon 4,400,000 Class I Shares outstanding as of September 30, 2025.
Sole power to vote or to direct the vote: 4,400,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,400,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Equitable Holdings, Inc.: Anthony Bruccoleri, Lead Director, Equitable Life InsuranceCompany (11/14/2025)
- AXA EQUITABLE FINANCIAL SERVICES LLC: Glen Gardner, Chief Investment Officer (11/14/2025)